UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                        UNIVERSAL HOSPITAL SERVICES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    91359L109
                                    ---------
                                 (CUSIP Number)


                                 Peter H. Kamin
                       Peak Investment Limited Partnership
                        One Financial Center, Suite 1600
                                Boston, MA 02111
                                 (617) 526-8979

--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                               September 26, 1996
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. [X] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                                  SCHEDULE 13D

CUSIP NO.       91359L109                          PAGE    2    OF    12   PAGES
           -------------------                          -------     ------

1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
                                             Peak Investment Limited Partnership
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2   Check the Appropriate Box if a Member of a Group*                 (a) |X|
                                                                      (b) |_|
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*                                          WC
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5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to
    Items 2(d) or 2(e)                                                    |_|
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6   Citizenship or Place of Organization                        United States
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  Number of                   7     Sole Voting Power                 256,600
  Shares                      __________________________________________________
  Beneficially                8     Shared Voting Power                    -0-
  Owned by                    __________________________________________________
  Each                        9     Sole Dispositive Power            256,600
  Reporting                   __________________________________________________
  Person With                 10  Shared Dispositive Power                 -0-
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person      256,600
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*|_|
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)                   4.7%
--------------------------------------------------------------------------------
14  Type of Reporting Person*                                             PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.







                                  SCHEDULE 13D

CUSIP NO.       91359L109                          PAGE    3    OF    12   PAGES
           -------------------                          -------     ------

1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
                                                           Peak Management, Inc.
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2   Check the Appropriate Box if a Member of a Group*                (a) |X|
                                                                     (b) |_|
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*                                          None
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to
    Items 2(d) or 2(e)                                                      |_|
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization                         United States
--------------------------------------------------------------------------------
  Number of                   7     Sole Voting Power                       -0-
  Shares                      __________________________________________________
  Beneficially                8     Shared Voting Power                256,600
  Owned by                    __________________________________________________
  Each                        9     Sole Dispositive Power                  -0-
  Reporting                   __________________________________________________
  Person With                 10  Shared Dispositive Power             256,600
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       256,600*
         * As General Partner of Peak Investment Limited Partnership
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  |_|
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)                     4.7%
--------------------------------------------------------------------------------
14  Type of Reporting Person*                                               CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.






                                  SCHEDULE 13D

CUSIP NO.       91359L109                          PAGE    4    OF    12   PAGES
           -------------------                          -------     ------

1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
                                                                  Peter H. Kamin
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                 (a) |X|
                                                                      (b) |_|
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*                                                      PF
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to
    Items 2(d) or 2(e)                                                    |_|
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization                       United States
--------------------------------------------------------------------------------
  Number of                   7     Sole Voting Power                 43,500
  Shares                      __________________________________________________
  Beneficially                8     Shared Voting Power              382,100
  Owned by                    __________________________________________________
  Each                        9     Sole Dispositive Power            43,500
  Reporting                   __________________________________________________
  Person With                 10  Shared Dispositive Power           382,100
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person     425,600
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*|_|
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)                   7.8%
--------------------------------------------------------------------------------
14  Type of Reporting Person*                                             IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.












 CUSIP NO.      91359L109                          PAGE    5   OF     12   PAGES
           -------------------                          -------     ------

ITEM 1.  SECURITY AND ISSUER

         Securities acquired:  Common Stock, par value $0.01 ("Common Stock")

         Issuer:  Universal Hospital Services, Inc.

         Principal Executive Officers:      1250 Northland Plaza
                                            3800 West 80th Street
                                            Bloomington, Minnesota 55431-4442

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This Schedule is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the "Reporting Persons" pursuant to an Agreement of Joint Filing attached hereto as Exhibit A:

         (i) Peak Investment Limited Partnership, a Massachusetts limited partnership ("Peak L.P.");

         (ii) Peak Management, Inc., a Massachusetts corporation, which is the sole General Partner of Peak L.P.;

         (iii) Peter H. Kamin, an individual who is a director, officer, stockholder and the controlling person of Peak Management, Inc.

         (b), (c) and (f) Each of the Reporting Persons has a business address of One Financial Center, Suite 1600, Boston, Massachusetts 02111.

         Peak L.P. is a privately owned investment partnership which is in the business of purchasing, for investment and trading purposes, securities and other financial instruments.

         Peak Management, Inc. is a privately owned Delaware corporation, the principal business of which is to act as General Partner of Peak L.P.

         Peter H. Kamin is a United States citizen residing in the Commonwealth of Massachusetts, whose principal occupation is acting as officer of Peak Management, Inc. and, individually, acting as investment advisor to certain institutional private investors regarding investment and trading in securities and other financial instruments. A portion of the Common Stock reported herein as beneficially owned by Peter H. Kamin is held in managed brokerage accounts over which Mr. Kamin has discretionary trading authority (the "Managed Accounts").

         (d) No events have occurred which would be required to be reported under the provisions of this Item.

         (e) No events have occurred which would be required to be reported under the provisions of this Item.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS

         Peak L.P. used working capital to directly purchase the Common Stock owned by it. The approximate aggregate amount of funds used by Peak L.P. to purchase such securities was $1,774,965 (including broker commissions and clearing fees).













 CUSIP NO.      91359L109                          PAGE    6   OF     12   PAGES
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         The sources of funds used by Peter H. Kamin to directly purchase Common
Stock on behalf of the Managed Accounts was equity capital in the Managed Accounts. The approximate aggregate amount of funds used by Peter H. Kamin to purchase such securities for the Managed Accounts was $888,715 (including broker commissions and clearing fees).

         The source of funds used by Peter H. Kamin to purchase Common Stock for his own account and for an account for the benefit of his son was personal funds, which funds were in the approximate amount of $253,385 (including broker commissions and clearing fees).

ITEM 4.  PURPOSE OF THE TRANSACTION

         Peak L.P. and each of the other Reporting Persons has acquired the securities to obtain a substantial equity position in the Issuer for investment, and with the further purpose of benefiting from market appreciation of the Issuer's Common Stock, whether resulting from improvement in the Issuer's operations or prospects, or from sale or merger of the Issuer.

          As of the date hereof, none of the Reporting Persons has made any proposals to the issuer which would result in any of the following:

         (1) acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer except for open market or privately negotiated purchases or sales of the Issuer's securities at times and prices determined by the investment objectives of each of the Reporting Persons.

         (2) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (3) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (4) any change in the present board of directors or managers of the Issuer;

         (5) any material change in the present capitalization or dividend policy of the Issuer;

         (6)      any  other  material  change  in  the  Issuer's   business  or
                  corporate structure;

         (7) any change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (8) causing a class of securities of the Issuer to be delisted from a national securities exchange;

         (9) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (10)     any action similar to any of those enumerated above.

         Peak L.P. intends to review its investment in the Issuer after the date hereof, and from time to time, in light of the Issuer's operations, prospects, business development and competitive and strategic matters. After such review, Peak L.P. and any of the Reporting Persons, may change their intention with respect to proposing one or more actions to enhance shareholder value or to effect a change of control of the Issuer, including one or more of the matters described in sub-items (1) through (10) above.











 CUSIP NO.      91359L109                          PAGE    7   OF     12   PAGES
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         The Reporting  Persons expect to continually  explore  alternatives and modifications of their investment in the Issuer, including through discussions with market analysts, other stockholders, industry sources and other interested parties. Based upon such discussions, the Reporting Persons may take other steps, change their intentions as stated above, acquire additional securities of the Issuer, or dispose of securities of the Issuer in the open market or pursuant to private transactions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The beneficial ownership of each of the Reporting Persons of Common Stock of the Issuer as of the date hereof is as follows:

         (i) Peak L.P. is the beneficial owner of 256,600 shares of Common Stock, all of which have been acquired directly in open market transactions. The total number of shares of Common Stock beneficially owned by Peak L.P. represents 4.7% of the shares of Common Stock outstanding.

         (ii) Peak Management, Inc. is the beneficial owner of shares of Common Stock of the Issuer solely as General Partner of Peak L.P.. Peak Management, Inc. has purchased no shares of Common Stock of the Issuer solely for its own account. By reason of its interest as General Partner of Peak L.P., Peak Management, Inc. may be deemed to have shared voting and dispositive power over the 256,600 shares (4.7%) of Common Stock of the Issuer beneficially owned by such partnership.

         (iii) Peter H. Kamin is the beneficial owner of 43,500 shares of Common Stock, including 8,500 shares of Common Stock over which Mr. Kamin exercises sole voting and dispositive power for the benefit of his son. All of the 43,500 shares of Common Stock beneficially owned by Mr. Kamin were acquired directly in open market transactions. In addition, Mr. Kamin has voting and/or dispositive power with respect to all shares of Common Stock of the Issuer in the Managed Accounts pursuant to the terms of certain investment advisory agreements between himself and each of the Managed Accounts. Thus, by virtue of his discretionary trading authority over assets held in the Managed Accounts, Peter H. Kamin may be deemed the beneficial owner of 125,500 shares of Common Stock of the Issuer held by the Managed Accounts, all of which were acquired directly in open market transactions.

                  In addition to the above, by reason of his position as the sole director, officer and stockholder of Peak Management, Inc., which is the sole General Partner of Peak Investments Limited Partnership, Peter H. Kamin may be deemed to have indirectly shared voting and dispositive power over the
                  256,600 shares of Common Stock of the Issuer beneficially owned by such partnership. Accordingly, Peter H. Kamin may be deemed the beneficial owner of an aggregate 425,600 shares
                  representing   7.8%  of  the   Common   Stock  of  the  Issuer
                  outstanding.

         The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on the 5,460,218 outstanding shares of Common Stock of the Issuer reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.













 CUSIP NO.      91359L109                          PAGE    8   OF     12   PAGES
           -------------------                          -------     ------


         (b) Peak L.P. has the sole power to vote or to dispose of or to direct the voting or to direct the disposition of the Common Stock of the Issuer beneficially owned by it. Such voting and dispositive power may be exercised on behalf of Peak L.P. by its General Partner, Peak Management, Inc. Accordingly, Peter H. Kamin may be deemed to have shared voting and dispositive power over 256,600 shares of the Common Stock of the Issuer beneficially owned by the Partnership.

         Peter H. Kamin has the sole power to vote or to dispose of the 43,500 shares of Common Stock beneficially owned by him. In addition, Peter H. Kamin may be deemed to have voting and dispositive power over the 125,500 shares of the Common Stock beneficially owned by the Managed Accounts. Pursuant to written agreements governing the Managed Accounts, Mr. Kamin has sole voting and dispositive power with respect to all of such shares.

         (c) On September 26, 1996, (i) Peak Investments Limited Partnership purchased 175,000 shares of Common Stock at a price of $5.78 (including brokerage commissions) for a total amount of $1,011,500; (ii) the Managed Accounts purchased 83,000 shares at a price of $5.78 for a total amount of $479,740; and (iii) Peter H. Kamin purchased 35,000 shares for his own account and 7,000 shares for the benefit of his son, all at a price of $5.78, for a total amount of $242,760.

         All transactions reported above were open market purchases of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as set forth hereinabove, there are no contracts, arrangements, understandings or relationships between the Reporting Persons with respect to the securities of the Issuer reported upon by this report.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A.  Agreement of Joint Filing









 CUSIP NO.      91359L109                          PAGE    9   OF     12   PAGES
           -------------------                          -------     ------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                            Peak Investment Limited Partnership
                                            By:  Peak Management, Inc.
                                                    Its Sole General Partner



                                            By:  /s/ Peter H. Kamin
                                               ---------------------------------
                                                     Peter H. Kamin, President


Dated as of:  October 7, 1996







 CUSIP NO.      91359L109                          PAGE   10   OF     12   PAGES
           -------------------                          -------     ------



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                            PEAK MANAGEMENT, INC.



                                            By:  /s/ Peter H. Kamin
                                               ---------------------------------
                                                     Peter H. Kamin


Dated as of:  October 7, 1996







 CUSIP NO.      91359L109                          PAGE   11   OF     12   PAGES
           -------------------                          -------     ------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.



                                            By: /s/ Peter H. Kamin
                                               ---------------------------------
                                                    Peter H. Kamin, Individually


Dated as of:  October 7, 1996




 CUSIP NO.      91359L109                          PAGE   12   OF     12   PAGES
           -------------------                          -------     ------






                                    EXHIBIT A


                            AGREEMENT OF JOINT FILING
                        UNIVERSAL HOSPITAL SERVICES, INC.
                          COMMON STOCK, PAR VALUE $0.01


         In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of each of them of a Statement on Schedule 13D, and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 7th day of October, 1996.


                                             PEAK Investment Limited Partnership
                                                  By:  Peak Management, Inc.
                                                       Its Sole General Partner


                                                  By:  /s/ Peter H. Kamin
                                                     --------------------------

                                                  PEAK MANAGEMENT, INC.


                                                  By: /s/ Peter H. Kamin
                                                     --------------------------
                                                       Peter H. Kamin, President


                                                      /s/ Peter H. Kamin
                                                    ----------------------------
                                                    Peter H. Kamin, Individually